EXHIBIT 3.1.3

CERTIFICATE OF RETIREMENT

OF

CLASS B COMMON STOCK

OF ARDEN GROUP, INC.

(Pursuant to Section 243 of the General
Corporation Law of the State of Delaware)

Arden Group, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, certifies as follows:

FIRST:                  Article FOURTH of the corporation’s Restated Certificate of Incorporation, as amended by a Certificate of Amendment filed June 17, 1998, authorizes the issuance of one million five hundred thousand (1,500,000) shares of Class B Common Stock, par value $0.25 per share (the “Class B Stock”).

SECOND:             On March 15, 2012, the board of directors of the corporation by resolution, retired one million three hundred seventy thousand seven hundred thirty-eight (1,370,738) shares of Class B Stock.

THIRD:                 Paragraph (b) of Section 4 of Article FOURTH of the corporation’s Restated Certificate of Incorporation prohibits the reissuance of such shares of Class B Stock.

FOURTH:             Pursuant to the provisions of Section 243 of the General Corporation Law of Delaware, the authorized number of shares of the Class B Stock is hereby reduced from one million five hundred thousand (1,500,000) shares of Class B Stock to one hundred twenty-nine thousand two hundred sixty-two (129,262) shares of Class B Stock.

IN WITNESS WHEREOF, Arden Group, Inc. has caused this certificate to be signed by its duly authorized officer this 23rd day of August, 2012.

By:	/s/ BERNARD BRISKIN
Name: Bernard Briskin
Chairman of the Board of Directors, President and Chief Executive Officer